

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Steven Rossi
Chief Executive Officer
Worksport Ltd
2500 N America Dr.
West Seneca, NY 14224

> **Re: Worksport Ltd**
> **Registration Statement on Form S-1**
> **Filed July 3, 2024**
> **File No. 333-280676**

Dear Steven Rossi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing